Exhibit 12

Wyeth

Computation of Ratio of Earnings to Fixed Charges

(in thousands except ratio amounts)

	Three Months Ended March 31, 2006	Year Ended December 31,
		2005	2004	2003	2002	2001
Earnings (Loss):
Income (loss) from continuing operations before income taxes	$1,460,615	$4,780,589	$(129,847)	$2,361,612	$6,097,245	$2,868,747
Add:
Fixed charges	148,750	461,431	360,805	346,564	430,449	439,058
Minority interests	6,693	26,492	27,867	32,352	27,993	20,841
Amortization of capitalized interest	5,500	21,356	9,350	8,772	8,866	2,497
Less:
Equity income (loss)	(132)	(104)	(524)	(468)	20,766	70,372
Capitalized interest	14,700	46,450	86,750	115,800	88,008	94,257

Total earnings (loss) as defined	$1,606,990	$5,243,522	$181,949	$2,633,968	$6,455,779	$3,166,514

Fixed Charges:
Interest and amortization of debt expense	$119,513	$356,834	$221,598	$182,503	$294,160	$301,145
Capitalized interest	14,700	46,450	86,750	115,800	88,008	94,257
Interest factor of rental expense (1)	14,537	58,147	52,457	48,261	48,281	43,656

Total fixed charges as defined	$148,750	$461,431	$360,805	$346,564	$430,449	$439,058

Ratio of earnings to fixed charges	10.8	11.4	0.5	7.6	15.0	7.2

(1)	A 1/3 factor was used to compute the portion of rental expenses deemed representative of the interest factor.